RUBICON MINERALS CORPORATION

THIRD QUARTER ENDED SEPTEMBER 30, 2005

Management’s Discussion & Analysis

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) includes financial information from, and should be read in conjunction with, our interim consolidated financial statements for the quarter ended September 30, 2005. Please refer to the cautionary notices at the end of this MD&A. Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian Dollar. This MD&A is made as of November 14, 2005.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company currently holds a 38% interest in Africo Resources Ltd., (“Africo”) a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo and a 60.4% interest in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company does not currently have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

RED LAKE EXPLORATION

Slate Bay Project

King’s Bay Gold Corporation is funding a five hole (1500m) drill program that commenced in August of 2005 on the Slate Bay property, McDonough, Graves and Dome Townships, within the Red Lake Mining Division, Ontario. As of September 30, 2005 drilling is ongoing and assay results are pending.

Adams Lake Property

Goldcorp Inc. funded a drill program consisting of five holes (1346.8 metres) in August of 2005 on the Adams Lake property, Balmer and Bateman Townships, within the Red Lake Mining Division, Ontario. No significant assays were returned.

DMC Property

Subsequent to September 30, 2005, the Company signed an option agreement on its DMC property whereby Agnico-Eagle Mines Ltd. has the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement. Agnico-Eagle Mines Ltd. is required to make cash payments totaling $110,000 including a $25,000 firm commitment in the first year. Upon vesting, Agnico Eagle will have a further option to increase its interest up to 65%.

Other Ontario Properties

Manitou Property

The Company optioned the Manitou Property consisting of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario on June 30, 2005. The Company has the right to acquire 100% interest in the property by making $210,000 ($15,000 paid) cash payments and 70,000 shares over three years. The Company is funding initial work programs consisting of prospecting, geological mapping, trenching and soil sampling that commenced in July 2005 and are ongoing as of September 30, 2005.

Newfoundland exploration

Glenwood-Botwood Trend Properties

H-Pond project

During the 3rd quarter of 2005 activities on the H-Pond project included Channel sampling and geological mapping of trenches excavated during the late fall 2004 in the Lachlan area (~6 kilometres south of the H-Pond discovery) following up on grab samples from the trenched outcrop that assayed up to 25 g/t Au. Of the 140 channel samples collected, 26 assayed over 100 ppb Au, and 4 samples have values over 500 ppb Au. The highest gold value was 962 ppb Au over 1.0 m, followed by 790 ppb Au over 1.0 m, 715 ppb Au over 0.5 m, and 645 ppb Au over 0.5 m. There are no immediate plans for follow-up work at the Lachlan area, which comprises a small portion of the H-Pond project.

Follow-up prospecting along the H-Pond trend was conducted during the 3rd quarter of 2005 on a total of 192 soil samples that have been collected since early 2004. The follow-up work targeted soil samples with Au assays greater than 40 ppb Au. Various results were obtained throughout the prospecting program with some Au-in-soil anomalies being explained by local zones of quartz veins in bedrock that assayed up to 5.4 g/t Au to other soil anomalies remaining unexplained. Additional follow-up prospecting is planned for the H-Pond trend in the coming year.

A 2-week geological mapping program was completed on the H-Pond trend focused mainly on gathering more structural information and characterizing the morphology and nature of mineralized quartz veins and the host bedrock. Reports for this work are pending.

Jonathan’s Pond project

The Jonathans Pond Project is located within the greater Glenwood-Botwood Property 14 kilometres north of the Town of Gander. A small trenching program was undertaken in December 2004 to follow-up on visible gold bearing float discovered on the property during the fall of 2004. During the 3rd quarter of 2005, 374 channel samples were collected from three of the Jonathan’s Pond trenches that were excavated during December of 2004. 17 out of 374 samples assayed over 100 ppb Au, only one sample assayed over 500 ppb; the highest Au value was 929 ppb (RNF31504). RNF31504 is described as a highly iron-carbonated and silicified gabbro(?) with 5% quartz veining and less than 1% arsenopyrite. Detailed geological mapping of the Jonathan’s Pond trenches was also undertaken as well as the collecting of approximately 450 soil samples that were designed as infill on pre-existing 200 metre spaced soil lines.

Golden Promise Trend Properties

Golden Promise project

During the 3rd quarter of 2005 a trenching program was completed that was designed to follow-up on elevated Au values from soils collected on the Rushy Pond grid on the eastern part of the Golden Promise Property. In total 7 trenches were excavated each encountering bedrock. One trench exposed minor quartz veining and sulphides while the others exposed no significant mineralization or alteration. Assays have been returned for channel samples collected during the program and no significant values were obtained. No further work is planned for the Rushy Pond grid. The Company continues to complete prospecting and soil sampling over various parts of the Golden Promise Property.

Huxter Lane Project

During the year ended December 31, 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian Gold Company. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. The target is an intrusive-related gold deposit.

Exploration work on the Huxter Lane Property during the 3rd quarter of 2005 comprised soil sampling and follow-up prospecting on soil sample results. Prospecting has been very successful in areas with anomalous soils and many of the samples in float are mineralized with arsenopyrite and pyrite. Assays up to 2.9 g/t Au have been obtained from grab samples on the property during this round of prospecting. Channel samples were collected from trenches excavated in November of 2002. Of the 46 channel samples collected, 11 returned gold values > 500 ppb. Two of these samples had gold values > 1000 ppb. Additional infil soil sampling was completed over the Huxter Lane Property during September 2005 and the Company along with its partner, Meridian, plan an aggressive trenching program in the 4th quarter.

Avalon project

The Company continues to seek a new partner to advance this project.

Newfoundland asset spin-out

During the second quarter ended June 30, 2005, the Company announced its board of directors had approved a proposal for the Company to distribute its Newfoundland assets to existing shareholders of the Company by way of a plan of arrangement subject to shareholder and regulatory approvals and securing sufficient funding for the new vehicle. During the current quarter, the board further affirmed this proposal.

Investments

Africo Resources Ltd.

During 2004, the Company completed the acquisition of a 35.6% interest in Africo Resources Ltd. (“Africo”), a private B.C. company for a net cash amount of $1.7 million (including gain on partial resale of shares and due diligence costs). Africo controls the option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo which has an inferred resource of 16.9 Mt grading 3.03% Copper and 0.66% Cobalt as reported by SRK Consulting in accordance with the JORC code for reporting of mineral resources which conforms to the requirements of National Instrument 43-101 (see Sedar filings for technical report). The Company accounts for this investment on an equity basis.

During 2004, Africo began in-fill drilling on its copper-cobalt mineral property to upgrade the resource classification as part of a feasibility study which is ongoing and is expected to be completed in the first quarter of 2006. Resource drilling and metallurgical programs were completed during the second and third quarters, respectively.

On August 8, 2005 the Company purchased an additional 34,943 common shares of Africo for $52,414 from its pro-rata share of the first round mezzanine equity financing not subscribed for by existing shareholders. Including this latest purchase, the Company owned 36.8% of Africo.

In August, 2005, the Company also agreed to participate as to its pro rata share in a second round Africo mezzanine equity financing of $5.0 million. On August 8, 2005, the Company’s purchased 1,227,500 shares of Africo at a price of $1.50 per share for a total of $1.84 million. The remainder of the $5.0MM was taken up by other shareholders except for a total of 95,472 shares which remain to be offered pro rata to those shareholders that participated in the second round mezzanine financing.

On October 24th, Rubicon acquired an additional 200,000 shares of Africo from a shareholder at a price of $1.25 per share.

Total Rubicon shareholdings in Africo following these transactions are 7,362,699 at an average price of $0.88 per share (total cost $6.513 million) and a 38.0% ownership.

Africo expects to carry out a third round mezzanine equity financing in November 2005. The Company, at its sole discretion, may elect to participate in this financing at up to its pro rata share.

Toquima Minerals Corporation

In early November 2004, Toquima, in which the Company currently has a 60.4% interest, filed a final prospectus with the securities regulatory authorities in the provinces of British Columbia and Alberta, Canada in connection with an initial public offering (“IPO”) of its common shares and a listing on the TSX Venture exchange.

The prospectus became stale dated in January 2005 as the intended initial public offering was not completed. The Company and Toquima are currently seeking and evaluating options to finance the exploration of Toquima’s mineral properties in the State of Nevada and Alaska.

During the 3 months ended March 31, 2005, Toquima signed a joint venture agreement with Newmont Mining Corporation (“Newmont”) whereby Newmont can earn a 60% interest in the Leach Springs mineral property in Nevada by spending US$2 million over a four year period with Newmont committing to spend US$150,000 in the first year. During the second quarter ended June 30, 2005, Newmont completed a drilling program which consisted of 22 holes for a total of 12,285 feet. Results have not been reported as of the date of this MD&A.

Toquima also signed a binding letter of intent with Romarco Minerals Inc. (“Romarco”) whereby Romarco can earn a 60% interest in Toquima’s Pine Grove property, Lyon County, Nevada, by spending US$2 million on exploration over a five year period with Romarco committed to spend US$325,000 in the first year subject to drill permitting and rig availability. The formal agreement was signed in August, and Romarco is applying for a drilling permit with the U.S. Forest Service.

In August, 2005, Toquima signed an option to enter into a joint venture with Piedmont Minerals (“Piedmont”) on the HiHo/Dome property, Lander County, Nevada. The option provides for Piedmont to earn 51% interest in the property by spending US$2 million over 5 years, committing to spend $180,000 by March 1, 2006.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com.

The Company has to-date been able to raise sufficient equity financing to maintain its mineral properties in good standing, acquire new mineral properties, carry out a certain amount of exploration on its principal and other mineral properties and to invest in Africo. There are no assurances that additional equity or partner funding will be available to allow the Company to maintain its mineral properties in good standing or to maintain its current % ownership in Africo. The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in its mineral properties and/or a dilution in its investment in Africo.

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

OPERATING RESULTS - Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

For the nine months ended September 30, 2005, the Company incurred a net loss of $1,727,945 ($0.03 per share) compared to a net loss of $2,039,437 ($0.04 per share) in the comparative period, a decrease in net loss of $311,492.
Significant line item changes were as follows:

•	Investor relations expenses were up by $59,856 due to increased salaries and the use of an outside consulting firm, Renmark Financial Communication.
•	Professional fees increased by $130,814 due to increasing audit costs and to legal costs relating to Africo, reorganization planning and two financings.
•	Rent increased by $24,864 due to a move to larger premises in mid 2004, with better facilities.
•	Salaries increased by $187,571 due to salary and staffing increases, and new directors fees for independent board members.
•	Stock based compensation increased by 369,396, mostly due to an increase in the number of options granted in the current period. (2005 - 2,110,000 options granted, 2004 - 1,020,000 options granted).
•	Gain on sale of investements was higher by 777,186 in the prior year, mainly due to the sale of Africo shares, in that period, that had resulted in a gain of $684,174.
•
The $1,043,943, non-cash, future income tax recovery item recorded in 2005 reflects the recovery of unrecorded prior tax loss benefits, due to the renunciation, in February 2005, of flow-through share expenditures.

OPERATING RESULTS - Three months ended September 30, 2005 compared to the three months ended September 30, 2004

For the three months ended September 30, 2005, the Company incurred a net loss of $770,870 ($0.01 per share) compared to a net loss of $331,006 ($0.01 per share) in the comparative period, an increase in net loss of $439,864.

Significant line item changes were as follows:

•	Professional fees increased by $94,464 in the current quarter due to increasing audit costs and to legal costs relating to Africo, reorganization planning and the August financing.
•
Salaries related expense increased by $96,763 for the quarter due to salary and staffing increases, and new directors' fees for independent board members and also fees for the recruitment of the new CFO.

•
Transfer agent and regulatory fees were lower by 92,467 in the current quarter mainly due to a $50,000 listing fee from the Amex exchange in the prior year and a recovery in the current year of $5,000 from ADP for AGM mailing costs.

•	Gain on sale of investements was higher by 662,966 in the prior year mainly due to the sale of Africo shares as mentioned above.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First	2003 Fourth
Interest and other income	$6,637	$14,977	$34,416	$32,033	$27,484	$41,215	$49,361	$53,094
Gain (loss) on sale of investments	(19,077)	-	$116,434	$14,747	$682,161	$(2,214)	-	$19,703
Stock-based compensation expense	$11,886	$18,725	$983,525	338,640	$16,740	-	$628,000	$431,519
Write-offs of Deferred property costs	$270,285	$88,970	$46,325	$1,127,765	$684,167	$116,174	-	$431,519
Net loss	$647,715	$657,611	$299,464	$2,043,399	$377,943	$675,878	$985,616	$1,417,090
Basic and fully diluted net loss per share	$0.01	$0.01	$0.01	$0.03	$0.01	$0.01	$0.02	$0.02

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties and the sale of investments, none of which has an identifiable trend.

LIQUIDITY AND CAPITAL RESOURCES

The Company had a working capital position of $4.5 million as at September 30, 2005 compared to $6.4 million as at December 31, 2004.

During August, the Company completed a private placement, raising a gross amount of $6,000,800 and paid a commission of $552,733 to the underwriter. See note 7(a) to the financial statements for details.

Capital requirements in the 4th quarter include: exploration expenditures of $725,000 pursuant to flow-through share agreements, the option to participate pro-rata in a 3rd round financing of Africo Resources Ltd. and the initial costs of a Company reorganization, involving the spin-out of Newfoundland and Africo assets. The Company has sufficient cash resources to meet its required expenditures during this period, but depending upon the size of the Africo financing, may not have funds to take up its entire allotment.

The Company will need further equity financing to fund the exploration of its properties, to continue to satisfy its property option requirements and for general working capital.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 8 of the consolidated annual financial statements of the Company for the fiscal year ended December 31, 2004.

TRANSACTIONS WITH RELATED PARTIES

Please refer to note 3 - related party transactions in the interim consolidated financial statements of the Company for the period ended September 30, 2005. David Reid is a director of the Company and a partner of the law firm Davis and Company that provides legal services to the Company.

For the three and nine months ended September 30, 2005, the Company accrued $103,000 and $193,000 respectively for Davis and Co. legal fees and related costs.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2004. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the year, the Company adopted the recommendations of the CICA in EIC-146, which requires the recording of recovered tax losses on the renunciation of flow through share expenditures and the reduction of share capital.

CORPORATE CHANGES

In February 2005, Mr. Kevin Sherkin, LLB and Mr. John R. Brodie, FCA joined the Board of the Company as independent directors. Mr. Douglas Forster and Mr. Michael Gray stepped down from the board to allow for the new board appointments.

In May 2005, the Company announced that, by mutual agreement, Mr. Michael Gray has left the employ of the Company. The Company thanks Mr. Gray for his service to the Company and wishes him well in his future endeavors.

In July 2005, Mr. Peter Wong, CA, tendered his resignation as CFO of the Company with an effective date of August 24, 2005.

In September 2005, Mr. Michael Vande Guchte joined the company as Manager of Corporate Development and Mr. Robert Lewis joined the Company as Chief Financial Officer.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at November 14th, 2005, the Company had the following common shares, stock options, warrants, agent warrants and agent's options outstanding:

Common shares	66,179,524
Stock options	5,076,000
Warrants	4,914,634
Agent's options for units (1)	244,648
Fully diluted shares outstanding	76,537,130
(1) Agents options include 1 common share and 1/2 share purchase warrant.

CAUTIONARY NOTICES

The Company’s interim consolidated financial statements for the period ended September 30, 2004 and this accompanying MD&A include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States. Other than statements of historical fact, all statements in these documents, including without limitation, statements regarding potential mineralization and resources, future plans and objectives of the Company, are forward looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company’s expectations include among ,other others, the ongoing results of current exploration activities, feasibility studies, on-going engineering work, changes in project parameters, and future metal prices, as well as those factors discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Work on the Projects was carried out under the supervision of the following Qualified Persons as defined under NI 43-101: Darwin Green, M.Sc., P.Geol., for the McFinley Project, David Copeland, M.Sc., P.Geol., for the Golden Promise Project, Michael Gray M.Sc., P.Geol., for the Avalon Project and Dave Mullen, B.Sc., for the H-Pond Project, Michael Evans (PR.Sci.Nat) for the Africo project. Historical resource calculation on the Main McFinley Peninsula area was performed by Glen Hogg, P.Eng. and QP.